SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 26, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

AMENDMENT AND RATIFICATION TO

INVITEL S.A SHAREHOLDERS’ AGREEMENT

By the herein private instrument,

1.

Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, private pension fund entity, with head offices at Praia do Flamengo n.78/6º andar, Rio de Janeiro, RF, registered at the General File for Corporate Taxpayers [CGC/MF] under the # 33.754.482/0001-24;

2.

Fundação Sistel de Seguridade Social, private pension fund, with head offices at SEPS, CONJUNTO B, BLOCO A, BRASÍLIA, DF, registered at the General File for Corporate Taxpayers [CGC/MF] under the # 00.493.916/0001-20;

3.

PETROS – Fundação Petrobrás de Seguridade Social, private pension fund, with head offices at Rua do Ouvidor n.98, Rio de Janeiro, RJ, Brazil , registered at the General File for Corporate Taxpayers [CGC/MF] under the # 34.053.942/0001-50;

4.

TELOS – Fundação Embratel de Assistência e Seguridade Social, private pension fund, with head offices at Av. Presidente Vargas n.290/10º andar, Rio de Janeiro, RJ, Brazil , registered at the General File for Corporate Taxpayers [CGC/MF] under the # 42.465.310/0001-21;

5.	OPPORTUNITY FUND, company organized pursuant to the laws of the Cayman Islands, with registered head offices at George Town, Grand Cayman, at Mary Street, PO BOX 1109;

6.

OPPORTUNITY ZAIN S.A., company with head offices at Rio de Janeiro, at Av. Presidente Wilson, 231/26º andar (part), registered at the General File for Corporate Taxpayers [CGC/MF] under the # 02.363.918/0001-20;

7.

CVC/OPPORTUNITY EQUITY PARTNERS FMIA – CL, mutual fund of investments, registered at the General File for Corporate Taxpayers [CGC/MF] under the # 01.909.558/0001-57, managed by Banco Opportunity S.A.;

8.	CVC OPPORTUNITY EQUITY PARTNERS, LP, company organized pursuant to the laws of the Cayman Islands, with registered head offices at Ugland House, Grand Cayman, PO BOX 309;

9.	PRIV FMIA-CL, mutual fund of investments, registered at the General File for Corporate Taxpayers [CGC/MF] under the # 02.559.662/0001-21, managed by Banco Opportunity S.A.;

10.	TELE FMIA-CL, mutual fund of investments, registered at the General File for Corporate Taxpayers [CGC/MF] under the # 02.597.072/0001-93, managed by Opportunity Assed Management Ltda.;

the PARTIES numbered 1 through 4 shall be hereinafter referred to, individually, as “PENSION FUND” and, jointly, as “PENSION FUNDS”; and the PARTIES numbered 5 through 10 shall be hereinafter referred to, individually, as “OPPORTUNITY SHAREHOLDER” and, jointly, as “OPPORTUNITY SHAREHOLDERS”, and all PARTIES hereinafter jointly shall be referred to as “PARTIES”, moreover, as CONSENTING PARTIES, Invitel S/A (INVITEL), company with head offices at the city of Rio de Janeiro, RJ, at Av. Presidente Wilson, 231, 28º andar, registered at the General File for Corporate Taxpayers [CGC/MF] under the # 02.465.782/0001-60, Techold Participações S/A (TECHOLD) company with head offices at the city of Rio de Janeiro, RJ, at Av. Presidente Wilson, 231, 28º, registered at the General File for Corporate Taxpayers [CGC/MF] under the # 02.605.028/0001-88 and Solpart Participações S/A (SOLPART), company with head offices at the city of Rio de Janeiro, RJ, at Av. Presidente Wilson, 231, 28º, registered at the General File for Corporate Taxpayers [CGC/MF] under the # 02.607.736/0001-58.

WHEREAS:

i)

the herein PARTIES are holders of over 99% of the share capital of INVITEL and this company is holder of over 99% of the share capital of TECHOLD; TECHOLD, in turn, is the shareholder of SOLPART of which Timepart Participações Ltda is the holding company.

ii)

SOLPART is holder of 51.79% of the share capital of Tele Centro Sul Participações S/A (TELE CENTRO SUL); such shares haven been purchased by SOLPART at the Bidding conducted pursuant to Public Bidding Rules, MC/BNDES 01/98;

iii)

TELE CENTRO SUL, in turn, is the controlling shareholder of the following utilities concessionaires of public fixed telephony services in Region II of the General Granting Plan approved by Decree no. 2.534/98: (i) Companhia Telefônica Melhoramento e Resistência – CMTR; (ii) Telecomunicações de Santa Catarina S/A – TELESC; (iii) Telecomunicações do Paraná S/A – TELEPAR; (iv) Telecomunicações de Brasília S/A – TELEBRASÍLIA; (v) Telecomunicações do Mato Grosso S/A – TELEMAT; (vi) Telecomunicações de Mato Grosso do Sul S/A – TELEMS; (vii) Telecomunicações de Goiás S/A – TELEGOIÁS; (viii) Telecomunicações de Rondônia S/A – TELRON e (ix) Telecomunicações do Acre S/A – TELEACRE (all concessionaires shall be hereinafter referred to, individually, as CONCESSIONAIRE and, jointly, as CONCESSIONAIRES);

iv)	The companies INVITEL, TECHOLD, SOLPART, TELE CENTRO SUL and the CONCESSIONAIRES are hereinafter referred to, individually, as the COMPANY, and, jointly, as the COMPANIES;

v)

The PARTIES with the purpose of regulating their relations between them as shareholders of INVITEL and indirectly of other COMPANIES in all matters concerning the exercise (a) of voting rights by the PARTIES at the INVITEL Shareholders’ Annual Meetings as well as the exercise of this later and its aforementioned subsidiaries in other COMPANIES, (b) of the managing power by members of the Board of Directors of the COMPANIES and (c) of the preemptive rights for the acquisition of shares issued by INVITEL of which the PARTIES are holders; hereby signed on October 30th, 1998, INVITEL Shareholders’ Agreement,

DECIDE to amend and ratify the herein mentioned INVITEL Shareholders’ Agreement, signed on October 30th, 1998, on the following terms and conditions:

I – Amend of Fifth Article, which shall prevail as follows:

FIFTH ARTICLE

Preemptive right

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PHASE I

5.1.  If any of the herein PENSION FUNDS (“OFFERING FUND”) wishes to sell shares issued by INVITEL of which they are holders, they shall grant to other PENSION FUNDS (OFFERED FUNDS) the preemptive rights to buy such shares contemplated in the negotiation (OFFERED SHARES); such rights shall be exercised by the OFFERED FUNDS, ratably to their respective percentage of interest in all shares issued by INVITEL jointly held by such PENSION FUNDS, excluding the referred OFFERED SHARES.

5.2.  In order to allow the exercise of rights set forth in 5.1, the OFFERING FUND shall give notice to the OFFERED FUNDS as well as the OPPORTUNITY SHAREHOLDERS in writing and with proof of receipt (“OFFER”); and the OFFER shall necessarily contain the amount of OFFERED SHARES, their price per unit, the payment conditions, the name and qualification of the SOLICITOR and any other conditions to which the operation is subject to.

5.2.1.   The aforementioned notice (OFFER), forwarded by the OPPORTUNITY FUND to OPPORTUNITY SHAREHOLDERS shall have the only purpose of communicating OPPORTUNITY SHAREHOLDERS about the beginning of the preemptive procedures (Phase I and Phase II) that shall follow all procedures set forth in the Fifth, Sixth, and Seventh Article of hereby instrument (“PREEMPTIVE PROCEDURE”).

5.3.  The OFFERED FUND wishing to exercise its preemption right shall, within a period of 30 (thirty) days after receiving the OFFER, notify in writing its decision to the OFFERING FUND (“REPLY NOTICE”), clarifying:

i)	its wish to buy such OFFERED SHARES and the number of shares in compliance with the rates established in the Article 5.1;

ii)	having exercised the preemption right on all OFFERED SHARES over which it has rights, in the event it also wishes, and to which extent, buy unsold shares of the OFFERED SHARES (“UNSOLD SHARES”).

5.4.  The OFFERED FUND that elapses the 30 (thirty) days period aforementioned in 5.3, without manifesting any REPLY NOTICE shall be deemed as not having exercised its preemptive rights.

5.5.  If more than one OFFERED FUND manifests through relevant REPLY NOTICE any interest in buying the UNSOLD SHARES and these are not in enough number to meet all requests, such UNSOLD SHARES will be apportioned among the competing OFFERED FUNDS and the apportionment shall proceed based upon internal proportions, considering all requests for UNSOLD SHARES included in the REPLY NOTICES.

5.6.  After the period of 30 (thirty) days set forth in 5.3, if the exercise of preemption rights by the OFFERED FUNDS has not encompassed all OFFERED SHARES, including the UNSOLD SHARES, the OFFERING FUND, on a second round (“SECOND ROUND”), shall notify, in writing, (“ADDITIONAL OFFER”) the OFFERED FUNDS which have manifested, in the REPLY NOTICE, interest in buying UNSOLD SHARES; so that within the period of 10 (ten) days as of the receipt of the ADDITIONAL OFFER, such FUNDS may declare their wish to buy the remaining UNSOLD SHARES (“REMAINING UNSOLD SHARES”).

5.7.  If the REMAINING UNSOLD SHARES are not in enough number to meet all requests, they shall be proportionally apportioned, based on the replies of the OFFERED FUNDS to the ADDITIONAL OFFER.

5.8.  After the OFFERED FUNDS have exercised their preemptive right regarding all OFFERED SHARES, these will be transferred to them by the OFFERING FUND within the following 15 (fifteen) days, simultaneously formalizing all amendments, and shall be carried out in compliance with terms and conditions of the OFFER as well as with any legal requirements.

5.8.1.  As of this date, it is understood and agreed that, if the OFFERED FUNDS do not exercise their preemptive rights over all OFFERED SHARES, the effective transfer of the OFFERED SHARES to those who have exercised their preemptive rights shall only occur if, by the end of the PREEMPTIVE PROCEDURE, under the provisions set forth in the Articles 5.10 and 5.11 hereunder, the OPPORTUNITY SHAREHOLDERS have exercised the preemptive right over the remaining OFFERED SHARES.

5.8.2.  If the OFFERED FUNDS do not exercise their preemptive rights over all OFFERED SHARES and the OPPORTUNITY SHAREHOLDERS, by the end of the PREEMPTIVE PROCEDURE, under the provisions set forth in the Articles 5.10 and 5.11 hereunder, also have not exercised their preemptive right over the remaining OFFERED SHARES, the provisions set forth in the hereunder Article 5.12 shall be applied.

PHASE II

5.9 If the preemptive right over all OFFERED SHARES is not exercised, the preemption right to buy the UNSOLD SHARES shall then be offered by the OFFERING FUND to the OPPORTUNITY SHAREHOLDERS upon delivery of a NEW OFFER (“NEW OFFER”).

5.9.1 The NEW OFFER shall be the equal tenor as the previously notified offer by the OFFERING FUND to the OPPORTUNITY SHAREHOLDERS and shall be effective and valid for Phase II of the PREEMPTIVE PROCEDURE.

5.10.  OPPORTUNITY SHAREHOLDERS shall have a 10 (ten) day period as of the receipt of the NEW OFFER referred to in 5.9 to reply in the event they wish to buy the UNSOLD SHARES, the failure to reply such new offer shall be considered as a refusal. The apportionment of the UNSOLD SHARES will be made among the OPPORTUNITY SHAREHOLDERS as the foregoing in 5.5.

5.11.  In the event of OPPORTUNITY SHAREHOLDERS exercise their preemptive rights over all offered UNSOLD SHARES, the OFFERING FUND shall transfer within the next period of 15 (fifteen) days all the OFFERED SHARES to the OFFERED FUNDS as well as to the OPPORTUNITY SHAREHOLDERS who exercised their preemptive rights. All transfers shall be simultaneously formalized and completed under the terms and conditions of such OFFER as well as of any legal requirements.

5.12.  Under no circumstances shall the OFFERING FUND be obliged to observe the preemption rights if after all PREEMPTIVE PROCEDURES the preemption rights have not been exercised over all OFFERED SHARES.

5.13.  Provided that the preemption right has not been exercised over all OFFERED SHARES, the OFFERING FUND shall be free to, within a maximum period of 30 (thirty) days as of the date in which the PREEMPTIVE PROCEDURE is over, transfer to any SOLICITOR under the conditions set forth in the OFFER all OFFERED SHARES.

5.14.  Provided that the period provided in 5.13 is finished and the OFFERING FUND has not carried out the share transfer to the SOLICITOR, the OFFERING FUND shall have, in order to transfer the shares issued by INVITEL, to repeat all offering procedures set forth in this Fifth Article.

5.15.  If any of the OPPORTUNITY SHAREHOLDERS wishes to sell any shares issued by INVITEL, such sale shall be subject to the preemptive rights as provided for in this Article Five and to all procedures set forth thereto; and the first option shall be, in this case, vested on the other OPPORTUNITY SHAREHOLDERS and the second option on the PENSION FUNDS.

5.16.  The preemptive right hereby established by provisions of Fifth Article shall also apply to the following cases: (i) transfer of any securities convertible in shares issued by INVITEL and (ii) grant of preemptive rights to the subscription of shares issued by INVITEL or of securities convertible in such shares, with a reduction to half, in the cases aforementioned in the item (ii), the periods established hereinabove.

SIXTH ARTICLE

Right to Jointly Sell Shares

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6.1.  Provide that either one or more OPPORTUNITY SHAREHOLDERS wish to or are obliged to transfer any number of voting shares issued by INVITEL, in a single or in several operations, which entails the reduction of OPPORTUNITY SHAREHOLDERS interest to a percentage inferior to 50% (fifty per cent) of voting shares plus 1 (one) voting share issued by INVITEL (“SHARES OBJECT TO JOINT SALES”), the PENSION FUNDS (“OFFERED FUNDS”) shall have, besides the preemptive right established in the herein Fifth Article, the right to sell, jointly with the OPPORTUNITY SHAREHOLDERS, at the same price and under the same conditions set forth for selling any share held by OPPORTUNITY SHAREHOLDERS, the shares issued by INVITEL of which the OFFERED FUNDS are holders.

6.1.1.  Provided that the OPPORTUNITY SHAREHOLDERS sell shares, in more than one operation, entailing their interest reduction to a percentage inferior to 50% (fifty per cent) of voting shares plus 1 (one) voting share, as set forth above in 6.1, causing the right of the PENSION FUNDS to demand joint sale, the price to be paid to the PENSION FUNDS per share to be sold shall be (i) equal do the average price received by the OPPORTUNITY SHAREHOLDERS for their shares in the several sales of INVITEL’s shares; such average price shall be pondered according to the amount transferred in each operation, or (ii) the price per share, received by OPPORTUNITY SHAREHOLDERS for selling shares in a operation entailing interest reduction of OPPORTUNITY SHAREHOLDERS, under the terms set forth in the Article 6.1 above, causing the right of the PENSION FUNDS to demand joint sale, whichever is greater between both prices.

6.1.2.  In order to calculate the price to be paid per share to the PENSION FUNDS in the joint sale with the OPPORTUNITY SHAREHOLDERS as provided for in the 6.1.1 herein, the values received by OPPORTUNITY SHAREHOLDERS in each one of the operations shall be monetarily readjusted by the IGPM – General Market Price Index — published by Getúlio Vargas Foundation. The monetary adjustment shall fall on between the date in which the OPPORTUNITY SHAREHOLDERS have received the selling price for their shares and the date in which the PENSION FUNDS receive the selling price for their shares.

6.2.  The joint sale set forth in this Sixth Article will be inserted in the PREEMPTIVE PROCEDURE provided for in Fifth Article, and shall:

a)	expressly state that the OFFER mentioned in 5.2. is related to a case in which the OFFERED FUND shall have the right for joint sale under the conditions stated therein;

b)	state the REPLY NOTICE mentioned in the item 5.3 whether the OFFERED FUND wishes to jointly sell shares and, if affirmative, in what amount.

6.3.  The OFFERED FUND which exercises its preemption rights set forth in the Fifth Article over all OFFERED SHARES to which it is entitled to, shall declare in the REPLY NOTICE whether it also wishes, and to what extent, to buy shares contemplated in the request for joint sale.

6.4.  The OFFERED FUND shall be considered as not having exercised its right to joint sale in the event that such fund has not formally manifested by means of the REPLY NOTICE the exercise of said right after the period of 30 (thirty) days aforementioned in the item 5.3.

6.5.  If any OFFERED FUNDS exercises its rights to joint sales, the OPPORTUNITY SHAREHOLDER (s) cannot sell the SHARES CONTEMPLATED BY JOINT SALE unless such sale also includes all shares contemplated by the request for joint sale.

6.6 Provided that OPPORTUNITY FUND, the CVC/OPPORTUNITY EQUITY PARTNERS FMIA-CL, the CVC/OPPORTUNITY EQUITY PARTNERS, LP, the PRIV FMIA-CL or the TELE FMIA-CL wish to or are obliged to transfer any number of voting shares issued by OPPORTUNITY ZAIN S.A., in one single or in several operations, which entails reduction in the joint interest of OPPORTUNITY FUND, CVC/OPPORTUNITY EQUITY PARTNERS FMIA-CL, CVC/OPPORTUNITY EQUITY PARTNERS, LP, PRIV FMIA-CI and of TELE FMIA-CL to a percentage inferior to 50% (fifty per cent) of voting shares plus 1 (one) voting share issued by OPPORTUNITY ZAIN S.A., the PENSION FUNDS (“OFFERED FUNDS”) will have the right do sell, jointly with OPPORTUNITY FUND, and/or CVC/OPPORTUNITY EQUITY PARTNERS, LP and/or PRIV FMIA-CL, and/or TELE FMIA-CL, the shares issued by INVITEL of which the OFFERED FUNDS are holders, under the conditions and prices calculated in compliance with terms set forth in the Article 6.6.2 hereunder.

6.6.1.  Without adverse effects to the right granted to the PENSION FUNDS in the above Article 6.6., provided that CVC/OPPORTUNITY EQUITY PARTNERS FMIA-CL wishes to or is obliged to sell an amount of its shares issued by OPPORTUNITY ZAIN S/A and this amount is over 75% (seventy-five) of the amount of shares it holds up this date, the PENSION FUNDS (“OFFERED FUNDS”) shall have the rights to sell, jointly with CVC/OPPORTUNITY EQUITY PARTNERS FMIA-CL, the shares issued by INVITEL of which the OFFERED FUNDS are holders, under the conditions and prices calculated as established in the Article 6.6.2 hereunder.

6.6.2.  In the case of the PENSION FUNDS selling their shares issued by INVITEL in compliance with set forth in the foregoing Articles 6.6 and 6.6.1, the price per share issued by INVITEL to be paid to the PENSION FUNDS shall be equal to the value given to each share issued by INVITEL when constituting the selling price of shares issued by OPPORTUNITY ZAIN S.A., fixed at the operation in which caused the joint sale.

SEVENTH ARTICLE

Rights to Demand Joint Sale of Shares

7.1.  Whenever the PENSION FUNDS are permitted to promote the joint sale of shares in compliance with the provisions set forth in the Sixth Article, those PENSION FUNDS who fail to exercise such rights shall, if OPPORTUNITY SHAREHOLDERS require so, sell jointly with OPPORTUNITY SHAREHOLDERS, all shares issued by INVITEL they may be holders of.

7.2.  The joint sale of shares herein set forth shall have the price of any share issued by INVITEL and held by the PENSION FUNDS, established, as applicable, in compliance with the provisions set forth on items 6.1, 6.1.1., 6.1.2. and 6.6.2.

7.3.  The rights to demand joint sale of shares herein set forth shall be part of the PREEMPTIVE PROCEDURE in compliance with provisions provided for in the Fifth Article, and the OFFER in 5.2 shall expressly state that such operation is submitted to the provisions under the Seventh Article.

7.4.  The exercise of rights to demand joint sale of shares herein set forth shall be binding upon the communication in written by the OPPORTUNITY SHAREHOLDERS to the PENSION FUNDS, stating the date in which the sales shall be executed with the formalization of relevant instruments. The sales shall be carried out in at least 30 (thirty) days as of the closing of PREEMPTIVE PROCEDURE.

IV – Add EIGHTH ARTICLE with the terms and conditions as follows:

EIGHTH ARTICLE

Exclusion of rights set forth in the fifth, sixth, seventh articles

8.1.  The preemptive rights under the terms of fifth article is not applicable to the transfers of shares issued by INVITEL, to securities convertible into shares issued by INVITEL, or to the shares with preemptive rights to subscription to the shares issued by INVITEL, or securities which can be converted into such shares, that any of the PARTIES may pay in to the controlled entities or that are under common control of such PARTY. It is included in the concept of entity, the Investment Funds managed by companies integrating the Group Opportunity, provided that the Investment Fund Administrator – even submitted to impediment by the Fund shareholders — has the power to: (i) nominate individuals to whom the Investment Fund shall vote during elections to the Board of Directors in which he takes part of and (ii) establish the main guidelines for such companies.

8.2.  The right to jointly sell shares (Sixth Article) and to require the joint sale of shares (Seventh Article) shall not be applicable to the transfer of shares issued by INVITEL and by OPPORTUNITY ZAIN S.A. carried out between entities aforementioned in the item 8.1.

V – Renumber the sixth, seventh, eighth, ninth, tenth, and eleventh articles, maintaining the same original terms and conditions.

VI – Change the terms of item 10.6, which thereof shall be13.6 with the following terms:

“13.6.  The herein Agreement is valid and effective and binding upon the signatory PARTIES and their successors to any security”.

VII –The terms and conditions of eleventh article shall be changed and hereinafter numbered as fourteenth article, with the following terms:

FOURTEENTH ARTICLE

Term of Effectiveness

The hereby Agreement shall be effective for 25 (twenty five) years as of October 30th, 1998. However, it shall terminate in the event of (i) the jointly participation of the PENSION FUNDS or (ii) the jointly participation of OPPORTUNITY SHAREHOLDERS in INVITEL being reduced to less than 25% of the company’s voting stock.

VIII – Restate the INVITEL S/A Shareholders’ Agreement entered into force on October, 30th1998, including all herein changes and such Shareholders’ Agreement shall prevail, ratified, with the following terms:

INVITEL SHAREHOLDERS’ AGREEMENT

FIRST ARTICLE

Nomination of Directors

1.1 The PENSION FUNDS and the OPPORTUNITY SHAREHOLDERS shall nominate the members for the INVITEL’s Board of Directors, proportionally to their relevant interest in the voting capital of INVITEL. The PARTIES shall also cause INVITEL to elect the Directors of TECHOLD, who shall be individuals nominated by the PENSION FUNDS and by the OPPORTUNITY SHAREHOLDERS, also according to the proportion of their relevant interests in the voting capital of INVITEL.

1.2.  The PENSION FUNDS and OPPORTUNITY SHAREHOLDERS shall nominate among the members of SOLPART’s and TELE CENTRO SUL’s Board of Directors — whose nomination is responsibility of TECHOLD and SOLPART — a number of directors observing the same aforementioned proportion set forth in the item 1.1.

SECOND ARTICLE

Qualified Quorum for decisions to be accepted in General Meetings.

2.1.  The following decisions shall only be accepted by INVITEL’s General Meeting if they have the positive voting of shareholders representing at least 72% of voting capital of the COMPANY:

i)	Increase of share capital by subscription:

ii)	Issuance of preferential shares or increase of existing classes of shares without observing the proportion related to other types and classes;

iii)	Changes of preemptive rights, advantages and conditions for redemption or amortization of either one or more classes of preferred shares; or issuance of new higher class;

iv)	COMPANY’s merger or spin-off or its consolidation in other company;

v)	Reduction in the compulsory dividends;

vi)	Interest in groups of companies;

vii)	Creation of founder’s shares;

viii)	Dissolution of the COMPANY;

ix)	Dividends distribution or interest over the capital with lower rates every year up to 25% of net profit;

x)	Admission of the COMPANY in stock markets in Brazil and abroad;

xi)	Issuance of any security convertible in shares or in anything resulting in the raise of the COMPANY global debt to a value superior to that set forth in the item 3.1 (v) hereunder;

xii)	Modification in the Company’s Bylaws in prejudice to the rights set forth in herein Agreement.

2.2.  The representatives of INVITEL in the TECHOLD’s General Meetings, or the Techold representatives in the SOLPART’s General Meetings and even the SOLPART representatives in the TELE CENTRO SUL’s General Meetings and the Telecentro Sul representatives in the UTILITIES CONCESSIONARIES’ General Meetings shall vote only for subjects referred to in the items 2.1 (ii) to (xii) provided that they have been previously approved by INVITEL’s shareholders, holders of at least 72% of ordinary shares of the COMPANY or by the Qualified Vote (as defined in the Article 3.1 hereunder) of their respective Board of Directors. Such representatives shall also before prior approval of INVITEL’s shareholders holding at least 72% of ordinary shares of the company, SOLPART and TELE CENTRO SUL fail to subscribe increases in the share capital of their controlled company that would result in loss of control.

THIRD ARTICLE

Relevant Resolutions by the Boards of Directors

3.1.  The matters thereof shall require the prior approval by the INVITEL’s Board of Directors, with consenting vote of Directors nominated by the holders of at least 72% of voting capital of the COMPANY (“Qualified vote”):

(i)	The COMPANY’S annual budget, the strategic business and purpose plan for the applicable period of budget, and to the complementary social security policy;

(ii)	The election of an independent auditing for the COMPANY, whenever such auditing company is not among one of five major auditing company in the country;

(iii)	Any business or operation between one side, the COMPANY and, the other, its shareholders, controllers, controlled or associate companies shareholder of shareholder;

(iv)	Investments in new business or organization of subsidiary whenever it exceeds 5% of the COMPANY’s share capital;

(v)	Approval of loan, funding, or any operation that may increase the global debt of the COMPANY to over 100% of its share capital ;

(vi)	Granting to third parties collaterals or fidejussories exceeding 1% of the COMPANY’s share capital;

(vii)	Negotiation with shares issued by the COMPANY to cause write-offs, or treasury stock, and their relevant sale.

(viii)	Assets acquisition for the permanent assets or assets disposal or encumbrance of permanent assets, whenever the value is superior to 5% of the COMPANY’s share capital ; waive of rights;

(ix)	acquisition of companies’ control with a price over 5% of the COMPANY’s share capital;

(x)

Any execution, amendment, discontinuance, termination or any way of rescission in the shareholders charter in which the COMPANY is party of or any wave of rights resulting therefrom, provided that there is prejudice to the rights herein set forth.

3.2. Directors of other COMPANIES elected by nomination of the PARTIES shall necessarily vote in block for –except for the provisions in the item 3.3, in compliance with the decision made by holders of absolute majority of INVITEL’s voting share capital – all matters submitted to the Board of Directors of COMPANIES.

3.3. Directors of other COMPANIES elected by nomination of the PARTIES shall necessarily vote in block and - in compliance with decision made by the holders of 72% of INVITEL’s voting share capital - for the matters listed in 3.1.

3.4. Directors of other COMPANIES shall seek to make the Board of Directors they are part of decide according to the aforementioned vote in block and shall provide for the UTILITIES CONCESSIONARIES the application of herein article.

3.5. In compliance with set forth in the item 3.2, the values referred to in the item 3.1. shall be considered in relation to the COMPANY in which the decision has been issued.

3.6. The Director who fails to comply with the decision to vote in block as referred to in the items 3.2 and 3.3 shall be replaced and the shareholder or shareholders who caused his nomination shall immediately promote such replacement.

FOURTH ARTICLE

Nomination of the COMPANIES’ Management

The nomination of officers for INVITEL and other COMPANIES and of managers for complementary pension fund entities sponsored by them shall undergo prior consultation within the PARTIES. The PARTIES representing, severely and jointly, over 18% of INVITEL’s voting capital, may refute such nomination provided that objective reasons for such act are pointed out, which should be limited to:

(i)	The nominee fails to have compatible professional qualification for the position or faultless reputation, or

(ii)	Severe incompatibility between the nominee and refuting party;

FIFTH ARTICLE

Preemptive right

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PHASE I

5.1. If any of the herein PENSION FUNDS (“OFFERING FUND”) wishes to sell shares issued by INVITEL of which they are holders, they shall grant to other PENSION FUNDS (OFFERED FUNDS) the preemptive rights to buy such shares contemplated in the negotiation (OFFERED SHARES); such rights shall be exercised by the OFFERED FUNDS, ratably to their respective percentage of interest in all shares issued by INVITEL jointly held by such PENSION FUNDS, excluding the referred OFFERED SHARES.

5.2. In order to allow the exercise of rights set forth in 5.1, the OFFERING FUND shall give notice to the OFFERED FUNDS as well as the OPPORTUNITY SHAREHOLDERS in writing and with proof of receipt (“OFFER”); and the OFFER shall necessarily contain the amount of OFFERED SHARES, their price per unit, the payment conditions, the name and qualification of the SOLICITOR and any other conditions to which the operation is subject to.

5.2.1. The aforementioned notice (OFFER), forwarded by the OPPORTUNITY FUND to OPPORTUNITY SHAREHOLDERS shall have the only purpose of communicating OPPORTUNITY SHAREHOLDERS about the beginning of the preemptive procedures (Phase I and Phase II) that shall follow all procedures set forth in the Fifth, Sixth, and Seventh Article of hereby instrument (“PREEMPTIVE PROCEDURE”).

5.3. The OFFERED FUND wishing to exercise its preemption right shall, within a period of 30 (thirty) days after receiving the OFFER, notify in writing its decision to the OFFERING FUND (“REPLY NOTICE”), clarifying:

(i)	its wish to buy such OFFERED SHARES and the number of shares in compliance with the rates established in the Article 5.1;

(ii)	having exercised the preemption right on all OFFERED SHARES over which it has rights, in the event it also wishes, and to which extent, buy unsold shares of the OFFERED SHARES (“UNSOLD SHARES”).

5.4. The OFFERED FUND that elapses the 30 (thirty) days period aforementioned in 5.3, without manifesting any REPLY NOTICE shall be deemed as not having exercised its preemptive rights.

5.5. If more than one OFFERED FUND manifests through relevant REPLY NOTICE any interest in buying the UNSOLD SHARES and these are not in enough number to meet all requests, such UNSOLD SHARES will be apportioned among the competing OFFERED FUNDS and the apportionment shall proceed based upon internal proportions, considering all requests for UNSOLD SHARES included in the REPLY NOTICES.

5.6. After the period of 30 (thirty) days set forth in 5.3, if the exercise of preemption rights by the OFFERED FUNDS has not encompassed all OFFERED SHARES, including the UNSOLD SHARES, the OFFERING FUND, on a second round (“SECOND ROUND”), shall notify, in writing, (“ADDITIONAL OFFER”) the OFFERED FUNDS which have manifested, in the REPLY NOTICE, interest in buying UNSOLD SHARES; so that within the period of 10 (ten) days as of the receipt of the ADDITIONAL OFFER, such FUNDS may declare their wish to buy the remaining UNSOLD SHARES (“REMAINING UNSOLD SHARES”).

5.7. If the REMAINING UNSOLD SHARES are not in enough number to meet all requests, they shall be proportionally apportioned, based on the replies of the OFFERED FUNDS to the ADDITIONAL OFFER.

5.8. After the OFFERED FUNDS have exercised their preemptive right regarding all OFFERED SHARES, these will be transferred to them by the OFFERING FUND within the following 15 (fifteen) days, simultaneously formalizing all amendments, and shall be carried out in compliance with terms and conditions of the OFFER as well as with any legal requirements.

5.8.1. As of this date, it is understood and agreed that, if the OFFERED FUNDS do not exercise their preemptive rights over all OFFERED SHARES, the effective transfer of the OFFERED SHARES to those who have exercised their preemptive rights shall only occur if, by the end of the PREEMPTIVE PROCEDURE, under the provisions set forth in the Articles 5.10 and 5.11 hereunder, the OPPORTUNITY SHAREHOLDERS have exercised the preemptive right over the remaining OFFERED SHARES.

5.8.2. If the OFFERED FUNDS do not exercise their preemptive rights over all OFFERED SHARES and the OPPORTUNITY SHAREHOLDERS, by the end of the PREEMPTIVE PROCEDURE, under the provisions set forth in the Articles 5.10 and 5.11 hereunder, also have not exercised their preemptive right over the remaining OFFERED SHARES, the provisions set forth in the hereunder Article 5.12 shall be applied.

PHASE II

5.9 If the preemptive right over all OFFERED SHARES is not exercised, the preemption right to buy the UNSOLD SHARES shall then be offered by the OFFERING FUND to the OPPORTUNITY SHAREHOLDERS upon delivery of a NEW OFFER (“NEW OFFER”).

5.9.1 The NEW OFFER shall be the equal tenor as the previously notified offer by the OFFERING FUND to the OPPORTUNITY SHAREHOLDERS and shall be effective and valid for Phase II of the PREEMPTIVE PROCEDURE.

5.10. OPPORTUNITY SHAREHOLDERS shall have a 10 (ten) day period as of the receipt of the NEW OFFER referred to in 5.9 to reply in the event they wish to buy the UNSOLD SHARES, the failure to reply such new offer shall be considered as a refusal. The apportionment of the UNSOLD SHARES will be made among the OPPORTUNITY SHAREHOLDERS as the foregoing in 5.5.

5.11. In the event of OPPORTUNITY SHAREHOLDERS exercise their preemptive rights over all offered UNSOLD SHARES, the OFFERING FUND shall transfer within the next period of 15 (fifteen) days all the OFFERED SHARES to the OFFERED FUNDS as well as to the OPPORTUNITY SHAREHOLDERS who exercised their preemptive rights. All transfers shall be simultaneously formalized and completed under the terms and conditions of such OFFER as well as of any legal requirements.

5.12. Under no circumstances shall the OFFERING FUND be obliged to observe the preemption rights if after all PREEMPTIVE PROCEDURES the preemption rights have not been exercised over all OFFERED SHARES.

5.13. Provided that the preemption right has not been exercised over all OFFERED SHARES, the OFFERING FUND shall be free to, within a maximum period of 30 (thirty) days as of the date in which the PREEMPTIVE PROCEDURE is over, transfer to any SOLICITOR under the conditions set forth in the OFFER all OFFERED SHARES.

5.14. Provided that the period provided in 5.13 is finished and the OFFERING FUND has not carried out the share transfer to the SOLICITOR, the OFFERING FUND shall have, in order to transfer the shares issued by INVITEL, to repeat all offering procedures set forth in this Fifth Article.

5.15. If any of the OPPORTUNITY SHAREHOLDERS wishes to sell any shares issued by INVITEL, such sale shall be subject to the preemptive rights as provided for in this Article Five and to all procedures set forth thereto; and the first option shall be, in this case, vested on the other OPPORTUNITY SHAREHOLDERS and the second option on the PENSION FUNDS.

5.16. The preemptive right hereby established by provisions of Fifth Article shall also apply to the following cases: (i) transfer of any securities convertible in shares issued by INVITEL and (ii) grant of preemptive rights to the subscription of shares issued by INVITEL or of securities convertible in such shares, with a reduction to half, in the cases aforementioned in the item (ii), the periods established hereinabove.

SIXTH ARTICLE

Right to Jointly Sell Shares

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6.1. Provide that either one or more OPPORTUNITY SHAREHOLDERS wish to or are obliged to transfer any number of voting shares issued by INVITEL, in a single or in several operations, which entails the reduction of OPPORTUNITY SHAREHOLDERS interest to a percentage inferior to 50% (fifty per cent) of voting shares plus 1 (one) voting share issued by INVITEL (“SHARES OBJECT TO JOINT SALES”), the PENSION FUNDS (“OFFERED FUNDS”) shall have, besides the preemptive right established in the herein Fifth Article, the right to sell, jointly with the OPPORTUNITY SHAREHOLDERS, at the same price and under the same conditions set forth for selling any share held by OPPORTUNITY SHAREHOLDERS, the shares issued by INVITEL of which the OFFERED FUNDS are holders.

6.1.1. Provided that the OPPORTUNITY SHAREHOLDERS sell shares, in more than one operation, entailing their interest reduction to a percentage inferior to 50% (fifty per cent) of voting shares plus 1 (one) voting share, as set forth above in 6.1, causing the right of the PENSION FUNDS to demand joint sale, the price to be paid to the PENSION FUNDS per share to be sold shall be (i) equal do the average price received by the OPPORTUNITY SHAREHOLDERS for their shares in the several sales of INVITEL’s shares; such average price shall be pondered according to the amount transferred in each operation, or (ii) the price per share, received by OPPORTUNITY SHAREHOLDERS for selling shares in a operation entailing interest reduction of OPPORTUNITY SHAREHOLDERS, under the terms set forth in the Article 6.1 above, causing the right of the PENSION FUNDS to demand joint sale, whichever is greater between both prices.

6.1.2. In order to calculate the price to be paid per share to the PENSION FUNDS in the joint sale with the OPPORTUNITY SHAREHOLDERS as provided for in the 6.1.1 herein, the values received by OPPORTUNITY SHAREHOLDERS in each one of the operations shall be monetarily readjusted by the IGPM – General Market Price Index - published by Getúlio Vargas Foundation. The monetary adjustment shall fall on between the date in which the OPPORTUNITY SHAREHOLDERS have received the selling price for their shares and the date in which the PENSION FUNDS receive the selling price for their shares.

6.2. The joint sale set forth in this Sixth Article will be inserted in the PREEMPTIVE PROCEDURE provided for in Fifth Article, and shall:

a)	expressly state that the OFFER mentioned in 5.2. is related to a case in which the OFFERED FUND shall have the right for joint sale under the conditions stated therein;

b)	state the REPLY NOTICE mentioned in the item 5.3 whether the OFFERED FUND wishes to jointly sell shares and, if affirmative, in what amount.

6.3. The OFFERED FUND which exercises its preemption rights set forth in the Fifth Article over all OFFERED SHARES to which it is entitled to, shall declare in the REPLY NOTICE whether it also wishes, and to what extent, to buy shares contemplated in the request for joint sale.

6.4. The OFFERED FUND shall be considered as not having exercised its right to joint sale in the event that such fund has not formally manifested by means of the REPLY NOTICE the exercise of said right after the period of 30 (thirty) days aforementioned in the item 5.3.

6.5. If any OFFERED FUNDS exercises its rights to joint sales, the OPPORTUNITY SHAREHOLDER (s) cannot sell the SHARES CONTEMPLATED BY JOINT SALE unless such sale also includes all shares contemplated by the request for joint sale.

6.6 Provided that OPPORTUNITY FUND, the CVC/OPPORTUNITY EQUITY PARTNERS FMIA-CL, the CVC/OPPORTUNITY EQUITY PARTNERS, LP, the PRIV FMIA-CL or the TELE FMIA-CL wish to or are obliged to transfer any number of voting shares issued by OPPORTUNITY ZAIN S.A., in one single or in several operations, which entails reduction in the joint interest of OPPORTUNITY FUND, CVC/OPPORTUNITY EQUITY PARTNERS FMIA-CL, CVC/OPPORTUNITY EQUITY PARTNERS, LP, PRIV FMIA-CI and of TELE FMIA-CL to a percentage inferior to 50% (fifty per cent) of voting shares plus 1 (one) voting share issued by OPPORTUNITY ZAIN S.A., the PENSION FUNDS (“OFFERED FUNDS”) will have the right do sell, jointly with OPPORTUNITY FUND, and/or CVC/OPPORTUNITY EQUITY PARTNERS, LP and/or PRIV FMIA-CL, and/or TELE FMIA-CL, the shares issued by INVITEL of which the OFFERED FUNDS are holders, under the conditions and prices calculated in compliance with terms set forth in the Article 6.6.2 hereunder.

6.6.1. Without adverse effects to the right granted to the PENSION FUNDS in the above Article 6.6., provided that CVC/OPPORTUNITY EQUITY PARTNERS FMIA-CL wishes to or is obliged to sell an amount of its shares issued by OPPORTUNITY ZAIN S/A and this amount is over 75% (seventy-five) of the amount of shares it holds up this date, the PENSION FUNDS (“OFFERED FUNDS”) shall have the rights to sell, jointly with CVC/OPPORTUNITY EQUITY PARTNERS FMIA-CL, the shares issued by INVITEL of which the OFFERED FUNDS are holders, under the conditions and prices calculated as established in the Article 6.6.2 hereunder.

6.6.2. In the case of the PENSION FUNDS selling their shares issued by INVITEL in compliance with set forth in the foregoing Articles 6.6 and 6.6.1, the price per share issued by INVITEL to be paid to the PENSION FUNDS shall be equal to the value given to each share issued by INVITEL when constituting the selling price of shares issued by OPPORTUNITY ZAIN S.A., fixed at the operation in which caused the joint sale.

SEVENTH ARTICLE

Rights to Demand Joint Sale of Shares

7.1. Whenever the PENSION FUNDS are permitted to promote the joint sale of shares in compliance with the provisions set forth in the Sixth Article, those PENSION FUNDS who fail to exercise such rights shall, if OPPORTUNITY SHAREHOLDERS require so, sell jointly with OPPORTUNITY SHAREHOLDERS, all shares issued by INVITEL they may be holders of.

7.2. The joint sale of shares herein set forth shall have the price of any share issued by INVITEL and held by the PENSION FUNDS, established, as applicable, in compliance with the provisions set forth on items 6.1, 6.1.1., 6.1.2. and 6.6.2.

7.3. The rights to demand joint sale of shares herein set forth shall be part of the PREEMPTIVE PROCEDURE in compliance with provisions provided for in the Fifth Article, and the OFFER in 5.2 shall expressly state that such operation is submitted to the provisions under the Seventh Article.

7.4. The exercise of rights to demand joint sale of shares herein set forth shall be binding upon the communication in written by the OPPORTUNITY SHAREHOLDERS to the PENSION FUNDS, stating the date in which the sales shall be executed with the formalization of relevant instruments. The sales shall be carried out in at least 30 (thirty) days as of the closing of PREEMPTIVE PROCEDURE.

EIGHTH ARTICLE

Exclusion of rights set forth in the fifth, sixth, seventh articles

8.1. The preemptive rights under the terms of fifth article is not applicable to the transfers of shares issued by INVITEL, to securities convertible into shares issued by INVITEL, or to the shares with preemptive rights to subscription to the shares issued by INVITEL, or securities which can be converted into such shares, that any of the PARTIES may pay in to the controlled entities or that are under common control of such PARTY. It is included in the concept of entity, the Investment Funds managed by companies integrating the Group Opportunity, provided that the Investment Fund Administrator – even submitted to impediment by the Fund shareholders - has the power to: (i) nominate individuals to whom the Investment Fund shall vote during elections to the Board of Directors in which he takes part of and (ii) establish the main guidelines for such companies.

8.2. The right to jointly sell shares (Sixth Article) and to require the joint sale of shares (Seventh Article) shall not be applicable to the transfer of shares issued by INVITEL and by OPPORTUNITY ZAIN S.A. carried out between entities aforementioned in the item 8.1.

NINTH ARTICLE

Purpose of this Shareholders’ Agreement

9.1. The herein PARTIES represent and warrant that this Agreement has the purpose to regulate their relationship as INVITEL’s controllers and also to regulate their indirect participation through INVITEL in other COMPANIES.

9.2. The PARTIES shall adopt all applicable measures, observing the situations and peculiarities of the COMPANIES, and the bylaws and internal rules of their relevant Board of Directors shall be adjusted to establish suitable mechanism for the herein agreed implementation.

9.3. Moreover, the PARTIES agree that the principles hereunder shall guide any decisions and votes they make or cast in INVITEL and all other COMPANIES shall comply with such principles:

(i)

the management of COMPANIES shall always look at high levels of efficiency, productivity and competition, aiming at observing the obligations related to the activities of UTILITIES CONCESSIONARIES and to the maximization of capital profitability by payment of dividends or interests over the share capital;

(ii)	the management of COMPANIES shall be acknowledgeable qualified professionals.

TENTH ARTICLE

Remedies

10.1. The PARTIES shall endeavor their best efforts to amicably solve any dispute that may raise from the construction and execution of herein Agreement.

10.1. Disputes that casually fail to be solved by the representatives of the PARTIES in the COMPANIES shall be submitted to the executive presidents or main executive officers of relevant PARTIES, who shall try to solve them in good faith up to 30 days after they have been presented.

ELEVENTH ARTICLE

Jurisdiction

The PARTIES herein submit to the exclusive jurisdiction of Central Court of Rio de Janeiro, State of Rio de Janeiro, Brazil, in relation to any proceedings in connection with this Agreement, and expressly and formally renounce to any other jurisdiction as special as it may be.

TWELFTH ARTICLE

Commitment by Third Party Purchasers

The assignment or transfer to third parties of any share issued by INVITEL by any PARTY shall be validity and effective provided that such third parties accept in written, previously and formally, with no restriction or restrains, all provisions herein set forth; such third party, shall be thereof regarded as ADDITIONAL PARTY to which they have to comply with all rights and obligations herein set forth during the effectiveness thereto;

THIRTEENTH ARTICLE

General Dispositions

13.1 INVITEL and TECHOLD shall sign the herein Agreement in the quality of consenting parties, acknowledging, agreeing and harmonizing all herein terms and conditions.

13.2. Besides the preliminary arrangements herein set forth, the PARTIES agree to exercise their voting rights related to their shares and take any other necessary actions to the accurate enforcement of herein Agreement.

13.3. In the event of any PARTY fail to observe the obligations provided in the herein Agreement, any other PARTY shall demand the faulty PARTY to obtain:

a)

the specific execution of obligations, requiring (i) the invalidation of INVITEL’s General Meeting provided that it accepted the vote cast against the provisions set forth in this Agreement; (ii) the legal suppression of the shareholder will in the event it refuses to exercise their voting right herein agreed and in the event of failure to comply with any obligation herein provided for; and or

b)	Indemnification for losses and damages.

13.4. The PARTIES agree that the hereby copy shall be filed at the head offices of INVITEL and TECHOLD for all legal purposes.

13.5. Any PARTY shall notwithstanding any justification, summon prior meeting to decide upon the vote to be cast in the COMPANIES’meetings, pursuant the foregoing provision in the item 2.2 and upon the vote to be cast by the directors pursuant the conditions set forth in the third Article. Prior meetings shall be summoned before notices sent to all PARTIES with at least 5 (five) days advance in relation to the established date.

13.6. The hereby Agreement is valid and effective and binds the signatory PARTIES and their successors to any security.

13.7. All obligations undertaken by the execution of this Agreement are irrevocable and irreversible and they are subjected to specific execution, permitting to the aggrieved PARTY the use of any court or out of court action or proceeding to guarantee the observation of herein Agreement and the compliance with all obligations herein set forth.

13.8. The failure to exercise any rights or capacities herein set forth shall not be construed as novation or waiver of such rights or capacities and shall not affect the exercise of such right or capacity in any time.

13.9. Any PARTY, notwithstanding any proceeding in court or out of court, shall have the right to demand from the Chairman of INVITEL’s General Meeting to declare the nullity of any vote contradictory to the provisions set forth in herein Agreement.

13.10. Should any or more of the provisions of the herein Agreement be considered null and void, the remaining provisions shall continue to bind the PARTIES, and the PARTIES should in good faith agree to replace the cancelled provisions, in order to reach the same purposes set forth thereto if reasonable practicable.

13.11. All notices sent from one PARTY to other in connection with this Agreement shall be considered delivered if (i) personally delivered before receipt, (ii) sent by registered mail with receipt issuance or (iii) through fax if, in this last case, a written receipt is issued confirming that the notice was properly delivered.

13.12. All due dates herein referred to shall be considered by counting the working days only.

13.13. The rights and obligations of PARTIES resulting therefrom shall not be assigned or transfer, in whole or in part, except as herein set forth or before prior and express written consent by all other PARTIES.

13.14. The herein Agreement is only and exclusive instrument executed by the PARTIES in relation to their indirect participation in SOLPART and in the voting share control of TELE CENTRO SUL, and expressly cancel any other previous instrument executed with the same purpose.

FOURTEENTH ARTICLE

Term of Effectiveness

The hereby Agreement shall be effective for 25 (twenty five) years as of October 30th, 1998. However, it shall terminate in the event of (i) the jointly interest in the PENSION FUNDS or (ii) the jointly interest of OPPORTUNITY SHAREHOLDERS at INVITEL, being reduced to less than 25% of the company’s voting stock.

In witness whereof, the PARTIES sign the hereby document on 11 (seven) copies of equal force and tenor in the presence of two witnesses

Rio de Janeiro, May 4th, 1999.

Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI [signed]

Fundação Sistel de Seguridade Social [singed]

PETROS – Fundação Petrobrás de Seguridade Social [signed]

TELOS – Fundação Embratel de Assistência e Seguridade Social [signed]

OPPORTUNITY FUND [signed]

OPPORTUNITY ZAIN S.A. [signed]

CVC/OPPORTUNITY EQUITY PARTNERS FMIA-CL[signed]

CVC OPPORTUNITY EQUITY PARTNERS LP [signed]

PRIV FMIA-CL[signed]

TELE FMIA-CL[signed]

CONSENTING PARTIES:

INVITEL S/A [signed]	TECHOLD PARTICIPAÇÕES S/A [signed]

SOLPART PARTICIPAÇÕES S/A

Witnesses:

1) _____________________________[signed]	2) ____________________________[signed]_

NAME: too faded	NAME: Daniela Maluf Pfeiffer

CPF/MF: too faded	CPF/MF: 018.613.777-03 (handwritten)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer